June 21, 2019

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Information Technologies and Services 100 F Street, N.E. Washington, D.C. 20549
Attention:	Kathleen Collins Rebekah Lindsey Barbara C. Jacobs Matthew Crispino

Re:	Medallia, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted June 6, 2019 CIK No. 0001540184

Ladies and Gentlemen:

On behalf of our client, Medallia, Inc. (“Medallia” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 14, 2019, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission on June 6, 2019 (the “Draft Registration Statement”). We are concurrently filing via EDGAR this letter and a revised Registration Statement (the “Publicly Filed Registration Statement”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Publicly Filed Registration Statement and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on June 6, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on June 6, 2019), all page references herein correspond to the Publicly Filed Registration Statement.

Securities and Exchange Commission

June 21, 2019

Prospectus Summary

Overview, page 1

1.

We note your response to prior comment 2. While we understand that you have refined the methodology for determining your engagement metric, please provide us with such metric for prior periods presented (e.g., January 31, 2018 and April 30, 2018) and explain to us the methodological changes that resulted in an engagement metric that does not provide meaningful comparative information. In addition, explain further how such metric “illustrates the addictiveness of [y]our applications,” particularly considering your lack of comparative data.

The Company respectfully advises the Staff that for January 31, 2018 and April 30, 2018, the Company did not consistently track the number of mobile daily active users (the “DAUs”) and mobile monthly active users (the “MAUs”), and because the Company’s analytics tools only retain data for the last 90 days, the Company is not able to accurately determine the DAU/MAU engagement metric for these prior periods. The Company started to actively track this data in 2019, and has been continuing to refine the methodology for this statistic throughout the year. Specifically, prior to May 2019, the Company’s analytics system did not resolve a single user’s identity across different mobile applications, so a single user logging into both Medallia Mobile 2 and Medallia Mobile 3 over the same measurement period would be treated as two users. Medallia Mobile 3 is an updated version of Medallia Mobile 2, so a user transitioning from using Medallia Mobile 2 to Medallia Mobile 3 may have accessed both applications during a particular measurement period and therefore be treated as two users. Further, prior to April 2019, the Company did not systematically measure DAUs or MAUs each day during a 30-day measurement period. Instead, the Company captured the data for occasional points in time, typically when the Company’s product team requested the engagement metric, and used these specific measurements to calculate the DAU/MAU engagement metric.

The Company respectfully advises the Staff that it does not consider the DAU/MAU engagement metric a key metric that is meant to be tracked over periods; instead it is a point-in-time disclosure that illustrates the frequency of usage, or “addictiveness,” of the Company’s applications by the end users at the Company’s customers. The Company further advises the Staff that the DAU/MAU engagement metric as of January 29, 2019 and April 30, 2019 was 48% and 47%, respectively, showing that even with the changed methodology the metric has stayed consistent over the measured periods, providing corroboration of the repeated, regular usage of the Company’s applications by the end users at its customers.

Securities and Exchange Commission

June 21, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 69

2.	Please refer to our prior comment 5 and address the following:

•	Revise to disclose in the prospectus summary how you define a customer for purposes of your customer count versus your calculation of dollar-based net revenue retention rate.

•

Where you discuss customers, please clearly disclose which customer population such discussion is based on. For example, on page 2 you disclose that “57% of your customers have more than 1,000 employees using (y)our platform.” Clarify this and similar disclosures to identify whether employees are based on parent company level or an invoiced entity level.

•

Where you discuss your dollar-based net revenue retention metric and your land and expand strategy, please clearly disclose the number of customers for purposes of such calculations for each period presented.

•

Clearly state that your calculation of the dollar-based net revenue retention rate does not reflect the impact of an invoiced entity choosing to terminate or not renew subscriptions if another invoiced entity with the same parent company chooses to purchase a subscription. Provide qualitative discussion of how often this occurs.

The Company respectfully advises the Staff that it has revised the prospectus summary on page 3 to disclose how the Company defines a customer for purposes of its customer count versus its calculation of dollar-based net revenue retention rate and clarifies that except for purposes of calculating the dollar-based net revenue retention rate and as otherwise noted, all references in the Publicly Filed Registration Statement to customers use the same methodology as that used for the Company’s customer count. The Company also added disclosure on page 74 (i) to disclose the number of customers for purposes of such calculations for each period presented, and (ii) to state that the dollar-based net revenue retention rate does not reflect the impact of an invoiced entity choosing to terminate or not renew subscriptions if another invoiced entity with the same parent company chooses to purchase a subscription, but that such a scenario is rare.

Key Factors Affecting Our Performance

New Customer Acquisition, page 72

3.	We note your disclosure of the ratio of lifetime value of our customers. Please address the following:

•	Revise to present comparative metrics for all reported periods.

•

Provide us with the calculations that support this measure and explain further how such calculations reflect the lifetime value of your subscription customers. Also, clarify how your revenue expansion is factored into this measure.

•

Tell us what you mean by gross retention rate. In this regard, clarify whether this relates to your customer retention rate or your revenue retention rate and disclose the rates used in your calculations.

As discussed with Mr. Crispino of the Staff, the Company respectfully advises the Staff that it has revised the disclosure on page 73 to remove the disclosure of the ratio of lifetime value of its customers to associated customer acquisition costs.

Securities and Exchange Commission

June 21, 2019

Liquidity and Capital Resources

Operating Activities, page 87

4.

You state that one of the primary drivers of the change in your operating assets and liabilities during the quarters ended April 30, 2019 and 2018 relate to the decrease in accounts receivable. Please disclose the reasons for such change. Further, if the decrease in accounts receivable are due to seasonality or the timing of payment for a large customer, please discuss the impact of such factors, if applicable, on your liquidity. Refer to Section IV of Release No. 33-8350.

The Company respectfully advises the Staff that it has revised the disclosure on pages 86 and 88 to discuss the seasonality it experiences in the fourth quarter of each year as a result of higher billings, resulting in higher cash collections of its trade receivables and a decline in accounts receivable in the first quarter of each year. This seasonality has not impacted, nor does the Company expect it to impact in the future, the Company’s ability to fund its near-term working capital, capital lease payment or capital expenditure requirements.

Notes to Consolidated Financial Statements

Note 13. Net Loss Per Share Attributable to Common Stockholders

Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders, page F-36

5.

Please revise to include an adjustment to the denominator in your pro forma net loss per share calculations to reflect the increase in outstanding shares for those RSUs that will vest upon the IPO, to the extent material.

The Company respectfully advises the Staff that it has revised the disclosure on page F-36 to clarify that the service-based vesting condition was not met for the periods presented, and as a result, no RSUs will vest upon the IPO. As such, the Company has not reflected an adjustment to the denominator in the Company’s pro forma net loss per share calculations.

Note 15. Subsequent Events (unaudited), page F-37

6.

Please tell us why you have disclosed April RSU grants as a subsequent event as these grants are already included in the April 30, 2019 interim financial statements. Please explain or revise. Clarify if any of the RSUs granted in May are subject to the performance based vesting conditions. Also, update the information provided in your May 15, 2019 response letter (comment 21) for any additional grants made after April 2019 through the date of your response.

The Company respectfully advises the Staff that it has revised page F-37 to remove the disclosure of the April RSU grants as a subsequent event and to clarify that RSUs granted in May are not subject to performance-based vesting conditions. The Company has also updated page F-37 to disclose RSUs granted in June as a subsequent event, including disclosure of the performance-based vesting conditions for certain June RSUs.

Securities and Exchange Commission

June 21, 2019

The table below summarizes the Company’s additional grants made after April 2019 through the date of this letter.

Grant Date	Number of RSUs Granted		Common Stock Value at Grant Date
May 2019	266,770		$13.41
June 2019	563,887	*	$16.00
*	Includes 125,000 RSUs with performance-based vesting conditions

The increase in fair value of the Company’s common stock from May 2019 to June 2019 was attributable to preliminary discussions with the Company’s investment bankers in mid-June 2019 regarding the Company’s proposed initial public offering.

*****

Securities and Exchange Commission

June 21, 2019

Please direct any questions regarding the Company’s responses or the Publicly Filed Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:

Leslie J. Stretch, Medallia, Inc.
Roxanne M. Oulman, Medallia, Inc.
Alan K. Grebene, Medallia, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen, Cooley LLP
Kristin E. VanderPas, Cooley LLP
Charles S. Kim, Cooley LLP